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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                                  Syntel Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87162H103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 Daniel M. Moore, Chief Administrative Officer
                                  Syntel, Inc.
                      525 East Big Beaver Road, Suite 300
                                Troy, MI  48083
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 21, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 87162H103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Parashar Ranade
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States of America
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    1,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    32,388,600*
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    1,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    32,388,600*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    32,389,600*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                    79.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                    IN
--------------------------------------------------------------------------------

* - The common stock with respect to which Mr. Ranade shares voting and dispositive power includes (i) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated February 28, 1997, (ii) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated February 28, 1997, (iii) 10,302,158 shares held by the Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004, (iv) 8,467,750 shares held by the Bharat Desai Irrevocable Trust Agreement dated December 27, 2004, (v) 4,000,000 shares held by the Bharat Desai Irrevocable Trust Agreement dated December 28, 2004, (vi) 75,000 shares held by the Bharat Desai Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997, (vii) 75,000 shares held by the Bharat Desai Irrevocable Trust f/b/o Pia Desai dated May 17, 1997, (viii) 75,000 shares held by the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997, and (ix) 75,000 shares held by the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated May 17, 1997, over each of which Mr. Ranade acts as co-trustee. Mr. Ranade disclaims beneficial ownership of the 32,388,600 shares held by such trusts.

CUSIP No. 87162H103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated February 28, 1997
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Florida Irrevocable Trust
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    4,659,346
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    4,659,346
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    4,659,346
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                    11.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                    OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 87162H103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated February 28, 1997
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Florida Irrevocable Trust
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    4,659,346
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    4,659,346
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    4,659,346
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                    11.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                    OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 87162H103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Florida Irrevocable Trust
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    10,302,158
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    10,302,158
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    10,302,158
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                    25.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                    OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 87162H103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Bharat Desai Irrevocable Trust Agreement dated December 27, 2004
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Florida Irrevocable Trust
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    8,467,750
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    8,467,750
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    8,467,750
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                    20.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                    OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 87162H103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Bharat Desai Irrevocable Trust Agreement dated December 28, 2004
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Florida Irrevocable Trust
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    4,000,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    4,000,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    4,000,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                    9.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                    OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, no par value (the "Common Stock") of Syntel, Inc., a Michigan corporation (the "Issuer"). The principal executive office of the Issuer is located at 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083.

         ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by (i) Parashar Ranade, (ii) the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated February 28, 1997 (the "Saahill Trust"), (iii) the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated February 28, 1997 (the "Pia Trust"), (iv) the Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004 (the "Neerja Trust"), (v) the Bharat Desai Irrevocable Trust Agreement dated December 27, 2004 (the "Bharat I Trust"), and (vi) the Bharat Desai Irrevocable Trust Agreement dated December 28, 2004 (the "Bharat II Trust"). The Saahill Trust, the Pia Trust, the Neerja Trust, the Bharat I Trust and the Bharat II Trust are collectively referred to as the "Trusts". Mr.Ranade and the Trusts are collectively referred to as "Reporting Persons". The Reporting Persons' business address is c/o Syntel, Inc., 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083. Mr. Ranade is an analyst for HIG Capital, a private equity firm located at 1001 Brickell Bay Dr., Miami, FL 33139. Mr. Ranade is a citizen of the United States of America. Each of the Trusts are Florida irrevocable trusts.

         During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

         ITEM 4.  PURPOSE OF TRANSACTION

         Solely for estate and tax planning purposes, Parashar Ranade was appointed as co-trustee of the Saahill Trust and the Pia Trust on December 21, 2004.

         Solely for estate and tax planning purposes, Neerja Sethi transferred 10,302,158 shares of Common Stock of the Issuer to the Neerja Trust on December 28, 2004. Parashar Ranade and Bharat Desai were appointed as co-trustees of the Neerja Trust.

         Solely for estate and tax planning purposes, Bharat Desai transferred 8,467,750 shares of Common Stock of the Issuer to the Bharat I Trust on December 29, 2004. Parashar Ranade and Neerja Sethi were appointed as co-trustees of the Bharat I Trust.

         Solely for estate and tax planning purposes, Bharat Desai transferred 4,000,000 shares of Common Stock of the Issuer to the Bharat II Trust on December 30, 2004. Parashar Ranade and Neerja Sethi were appointed as co-trustees of the Bharat II Trust.

         As of the date of this Schedule 13D, the Reporting Persons do not have any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Schedule 13D, the Saahill Trust beneficially owns 4,659,346 shares of Common Stock of the Issuer (approximately 11.5% of the outstanding shares of Common Stock, based on the number of Common Stock outstanding on October 25, 2005 as reported in the Issuer's most recently available Quarterly Report on Form 10-Q), the Pia Trust beneficially owns 4,659,346 shares of Common Stock of the Issuer (approximately 11.5% of the outstanding shares of Common Stock), the Neerja Trust beneficially owns 10,302,158 shares of Common Stock of the Issuer (approximately 25.4% of the outstanding shares of Common Stock), the Bharat I Trust beneficially owns 8,467,750 shares of Common Stock of the Issuer (approximately 20.9% of the outstanding shares of Common Stock), and the Bharat II Trust beneficially owns 4,000,000 shares of Common Stock of the Issuer (approximately 9.9% of the outstanding shares of Common Stock).

         Mr. Ranade currently owns 1,000 shares of Common Stock of the Issuer directly and is deemed to beneficially own an additional 32,388,600 shares of Common Stock of the Issuer indirectly as co-trustee of the Trusts and certain other trusts. Mr. Ranade's direct and indirect beneficial ownership represents approximately 79.9% of the outstanding shares of Common Stock of the Issuer. Mr. Ranade disclaims beneficial ownership of the 32,388,600 shares of Common Stock of the Issuer held by the Trusts and certain other trusts.

         (b)      Number of shares of Issuer Common Stock as to which Mr. Ranade has:

                  (i)      Sole power to vote or direct the vote                        1,000
                  (ii)     Shared power to vote or direct the vote                      32,388,600
                  (iii)    Sole power to dispose or to direct the disposition           1,000
                  (iv)     Shared power to dispose or direct the disposition            32,388,600

                  Number of shares of Issuer Common Stock as to which the Saahill Trust has:

                  (i)      Sole power to vote or direct the vote                        4,659,346
                  (ii)     Shared power to vote or direct the vote                      0
                  (iii)    Sole power to dispose or to direct the disposition           4,659,346
                  (iv)     Shared power to dispose or direct the disposition            0

                  Number of shares of Issuer Common Stock as to which the Pia Trust has:

                  (i)      Sole power to vote or direct the vote                        4,659,346
                  (ii)     Shared power to vote or direct the vote                      0
                  (iii)    Sole power to dispose or to direct the disposition           4,659,346



                  (iv)     Shared power to dispose or direct the disposition            0

                  Number of shares of Issuer Common Stock as to which the Neerja Trust has:

                  (i)      Sole power to vote or direct the vote                        10,302,158
                  (ii)     Shared power to vote or direct the vote                      0
                  (iii)    Sole power to dispose or to direct the disposition           10,302,158
                  (iv)     Shared power to dispose or direct the disposition            0

                  Number of shares of Issuer Common Stock as to which the Bharat I Trust has:

                  (i)      Sole power to vote or direct the vote                        8,467,750
                  (ii)     Shared power to vote or direct the vote                      0
                  (iii)    Sole power to dispose or to direct the disposition           8,467,750
                  (iv)     Shared power to dispose or direct the disposition            0

                  Number of shares of Issuer Common Stock as to which the Bharat I Trust has:

                  (i)      Sole power to vote or direct the vote                        4,000,000
                  (ii)     Shared power to vote or direct the vote                      0
                  (iii)    Sole power to dispose or to direct the disposition           4,000,000
                  (iv)     Shared power to dispose or direct the disposition            0

         Mr. Ranade has shared power to vote or direct the vote and dispose or direct the disposition in the above noted shares of Common Stock with either Bharat Desai or Neerja Sethi, as co-trustees of the Trusts. Bharat Desai's business address is 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083 and his principal occupation is Chairman and Chief Executive Officer of the Issuer. Neerja Sethi's business address is 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083 and her principal occupation is Vice President, Corporate Affairs of the Issuer. During the past five years, neither Bharat Desai nor Neerja Sethi has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Bharat Desai and Neerja Sethi are both citizens of the United States of America.

         (c) No transactions involving Issuer Common Stock were effected by the Reporting Persons within the sixty days prior to the date of this
Schedule 13D.

         (d)      Not applicable.

         (e)      Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the terms of the Saahill Trust, the Pia Trust, the Neerja Trust, the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997 and the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated May 17, 1997, Mr. Ranade and Mr. Desai, as co-trustees for each of such trusts, share joint authority to direct the voting and disposition of the shares of Common Stock owned by such trusts. The applicable provisions of the relevant trust agreements are included as exhibits hereto.

         Pursuant to the terms of the Bharat I Trust, the Bharat II Trust, the Bharat Desai Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997 and the Bharat Desai Irrevocable Trust f/b/o Pia Desai dated May 17, 1997, Mr. Ranade and Ms. Sethi, as co-trustees for each of such trusts, share joint authority to direct the voting and disposition of the shares of Common Stock owned by such trusts. The applicable provisions of the relevant trust agreements are included as exhibits hereto.

         ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1         Joint Filing Agreement.

         Exhibit 2 Neerja Sethi Irrevocable Trust Agreement For Descendants dated February 28, 1997.

         Exhibit 3 Neerja Sethi Irrevocable Trust Agreement For Descendants dated May 17, 1997.

         Exhibit 4 Bharat Desai Irrevocable Trust Agreement For Descendants dated May 17, 1997.

         Exhibit 5 Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004.

         Exhibit 6 Bharat Desai Irrevocable Trust Agreement dated December 27, 2004.

         Exhibit 7 Bharat Desai Irrevocable Trust Agreement dated December 28, 2004.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

         Dated:  January 7, 2005

                              /s/ Parashar Ranade
                              --------------------------------------------------
                              Parashar Ranade

                              NEERJA SETHI IRREVOCABLE TRUST F/B/O SAAHILL DESAI DATED FEBRUARY 28, 1997

                              /s/ Parashar Ranade
                              --------------------------------------------------
                              Parashar Ranade, Co-Trustee

                              /s/ Bharat Desai
                              --------------------------------------------------
                              Bharat Desai, Co-Trustee

                              NEERJA SETHI IRREVOCABLE TRUST F/B/O PIA DESAI DATED FEBRUARY 28, 1997

                              /s/ Parashar Ranade
                              --------------------------------------------------
                              Parashar Ranade, Co-Trustee

                              /s/ Bharat Desai
                              --------------------------------------------------
                              Bharat Desai, Co-Trustee

                              NEERJA SETHI IRREVOCABLE TRUST AGREEMENT
                              DATED DECEMBER 27, 2004

                              /s/ Parashar Ranade
                              --------------------------------------------------
                              Parashar Ranade, Co-Trustee

                              /s/ Bharat Desai
                              --------------------------------------------------
                              Bharat Desai, Co-Trustee

                              BHARAT DESAI IRREVOCABLE TRUST AGREEMENT
                              DATED DECEMBER 27, 2004

                              /s/ Parashar Ranade
                              --------------------------------------------------
                              Parashar Ranade, Co-Trustee

                              /s/ Neerja Sethi
                              --------------------------------------------------
                              Neerja Sethi, Co-Trustee

                              BHARAT DESAI IRREVOCABLE TRUST AGREEMENT
                              DATED DECEMBER 28, 2004

                              /s/ Parashar Ranade
                              --------------------------------------------------
                              Parashar Ranade, Co-Trustee

                              /s/ Neerja Sethi
                              --------------------------------------------------
                              Neerja Sethi, Co-Trustee

                                 EXHIBIT INDEX


         Exhibit 1    Joint Filing Agreement.

         Exhibit 2 Neerja Sethi Irrevocable Trust Agreement For Descendants dated February 28, 1997.

         Exhibit 3 Neerja Sethi Irrevocable Trust Agreement For Descendants dated May 17, 1997.

         Exhibit 4 Bharat Desai Irrevocable Trust Agreement For Descendants dated May 17, 1997.

         Exhibit 5 Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004.

         Exhibit 6 Bharat Desai Irrevocable Trust Agreement dated December 27, 2004.

         Exhibit 7 Bharat Desai Irrevocable Trust Agreement dated December 28, 2004.

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each one of them pursuant to Rule 13d-1(k)(1)(iii). This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall together constitute one instrument.

         Dated:  January 3, 2005

                              /s/ Parashar Ranade
                              --------------------------------------------------
                              Parashar Ranade

                              NEERJA SETHI IRREVOCABLE TRUST F/B/O SAAHILL DESAI DATED FEBRUARY 28, 1997

                              /s/ Parashar Ranade
                              --------------------------------------------------
                              Parashar Ranade, Co-Trustee

                              /s/ Bharat Desai
                              --------------------------------------------------
                              Bharat Desai, Co-Trustee

                              NEERJA SETHI IRREVOCABLE TRUST F/B/O PIA DESAI DATED FEBRUARY 28, 1997

                              /s/ Parashar Ranade
                              --------------------------------------------------
                              Parashar Ranade, Co-Trustee

                              /s/ Bharat Desai
                              --------------------------------------------------
                              Bharat Desai, Co-Trustee

                              NEERJA SETHI IRREVOCABLE TRUST AGREEMENT DATED DECEMBER 27, 2004

                              /s/ Parashar Ranade
                              --------------------------------------------------
                              Parashar Ranade, Co-Trustee

                              /s/ Bharat Desai
                              --------------------------------------------------
                              Bharat Desai, Co-Trustee

                              BHARAT DESAI IRREVOCABLE TRUST AGREEMENT DATED DECEMBER 27, 2004

                              /s/ Parashar Ranade
                              --------------------------------------------------
                              Parashar Ranade, Co-Trustee

                              /s/ Neerja Sethi
                              --------------------------------------------------
                              Neerja Sethi, Co-Trustee

                              BHARAT DESAI IRREVOCABLE TRUST AGREEMENT DATED DECEMBER 28, 2004

                              /s/ Parashar Ranade
                              --------------------------------------------------
                              Parashar Ranade, Co-Trustee

                              /s/ Neerja Sethi
                              --------------------------------------------------
                              Neerja Sethi, Co-Trustee

                                                                       EXHIBIT 2

                  SECTION IV. TRUSTEE'S POWERS AND OBLIGATIONS

      4.1 Powers of Trustee. The Trustee may exercise the following powers and apply the following rules of administration without the prior leave or subsequent confirmation of any court but may do so only in a fiduciary capacity and in the interests of the beneficiaries in accordance with the general standards of trust administration imposed upon trustees. In general, until the final distribution of the assets of the trust created by this Agreement, the Trustee shall have the power to perform every act which a prudent man would perform to accomplish the purposes of the trust, including, but not limited to, the power to:

            (a) Retain Property. Retain the property initially transferred to the Trustee or any other property that subsequently may be given to the trust;

            (b) Invest. Invest and reinvest the principal of the trust in securities and other property, real or personal, tangible or intangible, without regard to the proportion such property or property of a similar character may bear to the entire amount of the trust, and without being limited to the classes of investments in which trustees are or may be authorized by statute or other rule of law to invest trust funds, and to deposit funds in a bank, including a bank operated by or affiliated with a corporate trustee, or in a savings and loan association, including a temporary deposit not at interest if considered desirable by the Trustee to facilitate reinvestment;

            (c) Mingle Assets. Hold the assets of two or more separate trusts created by this Agreement as an undivided whole for investment purposes and for economy of administration;

            (d) Nominee. Carry in the name of a nominee, securities or other property requiring or permitting of registration, but the Trustee shall be liable for any loss that would not have occurred had the property not been in the name of the nominee;

            (e) Securities. Vote any corporate stock belonging to the trust either in person or by proxy; exercise any option or privilege to convert any security belonging to the trust into other securities, like or unlike; exercise any privilege to subscribe for additional securities and to make payment for the same; participate, unite or join in any plan for consolidation, merger, dissolution, liquidation or reorganization of any kind with respect to any corporate stock which belongs to the trust and to do all things necessary and incidental thereto;

            (f) Principal and Income. As to all trusts created by this Agreement, the Trustee may allocate or apportion receipts and disbursements to or between principal and income in any manner consistent with appropriate accounting principles that the Trustee considers fair and reasonable to the income beneficiary and to the remainderman, without being bound by any local practice or rule of law (statutory or nonstatutory), and the Trustee's determinations as to these matters shall be final and binding on all interested parties. If the Trustee is in doubt as to the method to choose for allocating or apportioning any receipt or disbursement, such doubt shall be resolved in favor of the income beneficiary;

            (g) Borrow. Borrow money (but only for the benefit of the trust) and to secure such loan by pledge or mortgage of trust property and to renew existing loans;

            (h) Claims. Compromise, abandon, submit to arbitration, sue on or defend all claims in favor of or against the trust;

            (i) Sell. Sell, exchange, convey, partition, lease for terms longer or shorter than the trust, with or without option to purchase or renew, or otherwise dispose of any property at any time held by the Trustee, publicly or privately, upon such terms and conditions, including extension of credit in whole or in part, as the Trustee may deem proper, and the purchaser thereof shall not be required to see to the application of the proceeds;

            (j) Insure. Insure the assets of the trust against damage or loss, and the Trustee against liability with respect to third persons;

            (k) Administration Expenses. Incur and pay from the income or principal of the trust all reasonable expenses in connection with the administration of this trust, including a reasonable compensation for any advisors and agents and for any bank or corporate trustee;

            (l) Employ Advisors. Employ attorneys, accountants, investment advisors and other advisors and agents, including persons associated with a corporate trustee, to advise or assist the Trustee in the performance of its administrative duties; to act without independent investigation upon their recommendations; and instead of acting personally to employ one or more agents to perform any act of administration, whether or not discretionary;

            (m) Distribution in Kind. Distribute property in cash or in kind or partly in each, in divided or undivided interests. All distributions in kind shall be made on the basis of the property's fair market value as of the date of distribution. The Trustee need not distribute a pro rata share of each asset or of each trust to two or more distributees even though their shares may be composed differently as a result. In selecting any asset to be sold or to be distributed to a particular distributee, the Trustee shall consider all of the factors that the Trustee believes will contribute to the best interests of the Trust and its beneficiaries as a whole, including, but not limited to, investment and liquidity factors affecting the Trust or any beneficiary, and any present or future tax effect of any kind on the Trust or any beneficiary. Any decision made by the Trustee, including the weight to be accorded each factor, shall be final and binding upon all parties.

            (n) Beneficiaries Under Disabilities. Make payment of income or principal payable to or for the benefit of any beneficiary who may be under a legal disability, or who is unable in the opinion of the Trustee wisely to use or disburse such income or principal even though that beneficiary may not be under a legal disability as such, by making such payments either directly to such beneficiary, or to his guardian or a relative, or by applying it for the use and benefit of such beneficiary, and all such payments shall result in a full discharge to the Trustee as to the amount paid;

            (o) Tax Elections. Make such elections and decisions with respect to all tax matters that are necessary from time to time, being guided in such determinations by the minimization of taxes imposed upon the trust and its beneficiaries and by other factors the Trustee may deem relevant in determining the best interests of the trust and its beneficiaries as a whole; the Trustee may make such adjustments between beneficiaries as the Trustee deems appropriate to compensate for any shifting of interests or tax benefit between beneficiaries that may occur either as a result of such determinations or as a result of the imposition of Federal income tax or any other tax upon the Trustee or any beneficiary as a result of a transaction involving, or a distribution from, the trust, but the Trustee shall not be required to make such adjustments except as provided in the next sentence; all such elections, decisions, and determinations to adjust or not to adjust, shall be final and binding upon all parties.

            (p) Inventory Values. The Trustee may assign to each trust asset an inventory value that the Trustee considers proper, and may adjust the inventory value of any asset from time to time in a manner consistent with appropriate accounting principles that the Trustee considers fair and reasonable to the income beneficiary and to the remainderman except that they shall use the value established for Federal gift tax purposes as the inventory value for any property given to the Trustee;

            (q) Delayed Income. No income beneficiary or his estate shall be entitled to delayed income from the net proceeds of any asset that is considered "underproductive" under the Revised Uniform Principal and Income Act or any amendment thereto, or any comparable statute or rule of law;

            (r) Real Property. Deal with, manage and develop all or any part of any real property that may be owned by the trust (improved or unimproved), and any other property associated with it, in every way that an individual who owned the same property might lawfully deal with it, including (in addition to all other powers granted elsewhere in this instrument that are applicable to such real estate), but not limited to, the power to plat or subdivide (including the dedication of parks, easements, streets, or highways, with or without consideration), or to obtain the vacation of a plat, and to adjust boundaries; to submit property to a condominium project and do all acts necessary in connection therewith; to grant options to purchase or to lease; to construct buildings or to alter or remove buildings, and make such improvements to real property as the Trustee determines to be appropriate (including improvements not situated directly on the particular real property); to grant easements or charges of any kind, and to release any interest in the property; to abandon or demolish any property deemed by the Trustee to be worthless or of insufficient value to keep or protect; to abstain from the payment of taxes, assessments, repairs, maintenance or upkeep; to permit any interest in the property to be lost by tax sale or other proceedings or to convey any such interest in the property for a nominal consideration or without consideration;

            (s) Reserves. Establish cash reserves from rental income for depreciation, obsolescence, general maintenance of buildings and other property associated with any real estate, or the amortization of indebtedness secured by real estate, in such amounts and at such times as the Trustee may determine to be appropriate to preserve the assets of the trust and the income produced by those assets;

            (t) Business Interests. Invest in and retain any interest in a business without liability for any losses incurred or for depreciation in the value of the assets thereof; transfer the assets of any business, or any real estate (improved or unimproved) and any other property associated with the real estate, to a corporation, partnership (as a limited or general partner), or joint venture, formed by the Trustee (alone or with others) for any purpose that would be proper under this Agreement; receive compensation as a director, officer, owner or partner of any business so acquired, retained or transferred; consent to the retention of corporate earnings to provide for reasonable working capital or legitimate reserves and to provide funds for expansion or any other legitimate business purpose; consent to the adoption by the corporation of a profit-sharing, pension, stock option, or other deferred compensation plan; and continue any such business until such time as the Trustee determines that such business should be sold or liquidated to promote the interests of the beneficiaries of the trust, and at that time to take any action that may be required to liquidate or sell any such business on the terms and conditions that the Trustee believes proper or advisable;

            (u) Business Powers. The Trustee shall have the power to cause, or to join with others in causing, a business corporation, partnership (whether limited or general), joint venture, or any other business enterprise to be formed under the laws of the State of Michigan or of any other jurisdiction with authority to issue such securities or interests as the Trustee shall determine, and to convey to any such corporation, partnership, joint venture or enterprise all or any part of the real or personal property in the Trustee's possession or control or in which the Trustee may have any interest, and to accept, divide, and distribute the securities or interests of any such corporation, partnership, joint venture or enterprise received therefor among the trusts created hereunder in such proportions as the Trustee shall determine, and to act as or to select the directors of any such corporation or managing partner of any such partnership, joint venture, or other enterprise and to make such other arrangements in respect thereof as the Trustee shall deem proper. If any real property which the Trustee shall desire to convey to any such corporation, partnership, joint venture or enterprise shall be subject to a mortgage, the Trustee is empowered to make all such contracts, agreements, or other arrangements with any such corporation, partnership, joint venture or enterprise for the discharge of any such mortgage and for the exoneration of the Trustee and any trust concerned from liability thereon as the Trustee shall deem proper, whether by the cancellation of any such mortgage, the assumption thereof, or the substitution therefor of mortgages to be given in lieu thereof by such corporations, partnership, joint venture or enterprise, or otherwise.

            4.2 Limitations on Exercise of Powers. None of the powers granted to the Trustees shall be exercisable by a Trustee during the lifetime of the Grantor or the Grantor's spouse if the possession of such a power by that Trustee would cause the Grantor or the Grantor's spouse to be treated as the owner of any portions of the trusts created herein for Federal income tax purposes. All of such powers shall be exercised only by a Trustee who is not precluded from exercising such powers. If the application of this provision disqualifies all of the Trustees then acting from exercising a particular power, a successor Trustee who is not so disqualified from exercising the power shall be selected as provided in this Agreement. No power granted to the Trustee hereunder shall be construed to enable the Grantor or any other person to purchase, exchange, or otherwise deal with or dispose of the principal or the income therefrom for less than an adequate consideration in money or money's worth. The Trustee shall not have the power to loan money, whether directly or indirectly, to the Grantor or the spouse of the Grantor; nor shall any principal or income of the Trust be distributed by the Trustee in such a manner as to discharge the Grantor's legal obligation of support or to benefit the Grantor either directly or indirectly; nor shall the Trustee use the income or principal of the Trust to pay premiums on the life of the Grantor or the Grantor's spouse. Any power granted herein may be released by a Trustee, in whole or in part, or it may be restricted in scope, permanently or for a specified period of time (which may be measured by reference to the life span of any person). Such release or restriction shall be in writing, signed by the Trustee who is releasing or restricting the power, and it shall define the scope of the power after the release or restriction. Such a release or restriction may occur as many times as a Trustee deems it necessary. In determining whether any power granted by this Agreement is limited by the provisions of this section or whether to release or restrict any power, the Trustee shall rely upon the advice of legal counsel; no Trustee shall be liable because of any action taken by that Trustee in good faith in reliance upon any such advice. No person who is serving as a Trustee may participate in the exercise of any power granted to the Trustee with respect to a discretionary distribution of principal or income, any administrative power

(including tax elections), or any other type of power or discretion (other than an expressly granted power of appointment or withdrawal) if the exercise of that power discharges, directly or indirectly, a legal obligation of that person, or may in any way affect a right or a potential right of that person, confer upon that person any kind of benefit, or cause all or any part of the Trust that is subject to the power or any other trust to be included in that person's estate, or cause the person to have made a taxable gift. All of such powers shall be exercised only by a Trustee who is not precluded from exercising such power. If the application of this provision disqualifies all of the Trustees then acting from exercising a particular power, a successor Trustee who is not so disqualified from exercising the power shall be selected as provided in this Agreement.

            4.3 Securities Transactions; Margin Accounts. The Trustee is authorized to buy, sell and trade in securities of any nature (including commodities, option contracts and "short" sales) for cash or on margin, and to maintain and operate margin accounts with brokers.

            4.4 Co-Trustees; Delegation of Powers. Whenever there are two Trustees, they shall act jointly; whenever there are more than two Trustees they shall act by a majority. Whenever there is more than one trustee, a Trustee may delegate, by a written instrument, the power to sign checks or withdrawal orders and any other power or discretion to a co-trustee for a period of one year or less at a time and may revoke or renew such delegation from time to time; but no power or discretion may be delegated to a trustee who is not permitted by this Agreement to exercise it. A person dealing with any trustee may rely upon a copy of such a written delegation if that Trustee certifies that it is a true copy and that the delegation has not been revoked.

                                                                       EXHIBIT 3

                  SECTION IV. TRUSTEE'S POWERS AND OBLIGATIONS

      4.1 Powers of Trustee. The Trustee may exercise the following powers and apply the following rules of administration without the prior leave or subsequent confirmation of any court but may do so only in a fiduciary capacity and in the interests of the beneficiaries in accordance with the general standards of trust administration imposed upon trustees. In general, until the final distribution of the assets of the trust created by this Agreement, the Trustee shall have the power to perform every act which a prudent man would perform to accomplish the purposes of the trust, including, but not limited to, the power to:

            (a) Retain Property. Retain the property initially transferred to the Trustee or any other property that subsequently may be given to the trust;

            (b) Invest. Invest and reinvest the principal of the trust in securities and other property, real or personal, tangible or intangible, without regard to the proportion such property or property of a similar character may bear to the entire amount of the trust, and without being limited to the classes of investments in which trustees are or may be authorized by statute or other rule of law to invest trust funds, and to deposit funds in a bank, including a bank operated by or affiliated with a corporate trustee, or in a savings and loan association, including a temporary deposit not at interest if considered desirable by the Trustee to facilitate reinvestment;

            (c) Mingle Assets. Hold the assets of two or more separate trusts created by this Agreement as an undivided whole for investment purposes and for economy of administration;

            (d) Nominee. Carry in the name of a nominee, securities or other property requiring or permitting of registration, but the Trustee shall be liable for any loss that would not have occurred had the property not been in the name of the nominee;

            (e) Securities. Vote any corporate stock belonging to the trust either in person or by proxy; exercise any option or privilege to convert any security belonging to the trust into other securities, like or unlike; exercise any privilege to subscribe for additional securities and to make payment for the same; participate, unite or join in any plan for consolidation, merger, dissolution, liquidation or reorganization of any kind with respect to any corporate stock which belongs to the trust and to do all things necessary and incidental thereto;

            (f) Principal and Income. As to all trusts created by this Agreement, the Trustee may allocate or apportion receipts and disbursements to or between principal and income in any manner consistent with appropriate accounting principles that the Trustee considers fair and reasonable to the income beneficiary and to the remainderman, without being bound by any local practice or rule of law (statutory or nonstatutory), and the Trustee's determinations as to these matters shall be final and binding on all interested parties. If the Trustee is in doubt as to the method to choose for allocating or apportioning any receipt or disbursement, such doubt shall be resolved in favor of the income beneficiary;

            (g) Borrow. Borrow money (but only for the benefit of the trust) and to secure such loan by pledge or mortgage of trust property and to renew existing loans;

            (h) Claims. Compromise, abandon, submit to arbitration, sue on or defend all claims in favor of or against the trust;

            (i) Sell. Sell, exchange, convey, partition, lease for terms longer or shorter than the trust, with or without option to purchase or renew, or otherwise dispose of any property at any time held by the Trustee, publicly or privately, upon such terms and conditions, including extension of credit in whole or in part, as the Trustee may deem proper, and the purchaser thereof shall not be required to see to the application of the proceeds;

            (j) Insure. Insure the assets of the trust against damage or loss, and the Trustee against liability with respect to third persons;

            (k) Administration Expenses. Incur and pay from the income or principal of the trust all reasonable expenses in connection with the administration of this trust, including a reasonable compensation for any advisors and agents and for any bank or corporate trustee;

            (l) Employ Advisors. Employ attorneys, accountants, investment advisors and other advisors and agents, including persons associated with a corporate trustee, to advise or assist the Trustee in the performance of its administrative duties; to act without independent investigation upon their recommendations; and instead of acting personally to employ one or more agents to perform any act of administration, whether or not discretionary;

            (m) Distribution in Kind. Distribute property in cash or in kind or partly in each, in divided or undivided interests. All distributions in kind shall be made on the basis of the property's fair market value as of the date of distribution. The Trustee need not distribute a pro rata share of each asset or of each trust to two or more distributees even though their shares may be composed differently as a result. In selecting any asset to be sold or to be distributed to a particular distributee, the Trustee shall consider all of the factors that the Trustee believes will contribute to the best interests of the Trust and its beneficiaries as a whole, including, but not limited to, investment and liquidity factors affecting the Trust or any beneficiary, and any present or future tax effect of any kind on the Trust or any beneficiary. Any decision made by the Trustee, including the weight to be accorded each factor, shall be final and binding upon all parties.

            (n) Beneficiaries Under Disabilities. Make payment of income or principal payable to or for the benefit of any beneficiary who may be under a legal disability, or who is unable in the opinion of the Trustee wisely to use or disburse such income or principal even though that beneficiary may not be under a legal disability as such, by making such payments either directly to such beneficiary, or to his guardian or a relative, or by applying it for the use and benefit of such beneficiary, and all such payments shall result in a full discharge to the Trustee as to the amount paid;

            (o) Tax Elections. Make such elections and decisions with respect to all tax matters that are necessary from time to time, being guided in such determinations by the minimization of taxes imposed upon the trust and its beneficiaries and by other factors the Trustee may deem relevant in determining the best interests of the trust and its beneficiaries as a whole; the Trustee may make such adjustments between beneficiaries as the Trustee deems appropriate to compensate for any shifting of interests or tax benefit between beneficiaries that may occur either as a result of such determinations or as a result of the imposition of Federal income tax or any other tax upon the Trustee or any beneficiary as a result of a transaction involving, or a distribution from, the trust, but the Trustee shall not be required to make such adjustments except as provided in the next sentence; all such elections, decisions, and determinations to adjust or not to adjust, shall be final and binding upon all parties.

            (p) Inventory Values. The Trustee may assign to each trust asset an inventory value that the Trustee considers proper, and may adjust the inventory value of any asset from time to time in a manner consistent with appropriate accounting principles that the Trustee considers fair and reasonable to the income beneficiary and to the remainderman except that they shall use the value established for Federal gift tax purposes as the inventory value for any property given to the Trustee;

            (q) Delayed Income. No income beneficiary or his estate shall be entitled to delayed income from the net proceeds of any asset that is considered "underproductive" under the Revised Uniform Principal and Income Act or any amendment thereto, or any comparable statute or rule of law;

            (r) Real Property. Deal with, manage and develop all or any part of any real property that may be owned by the trust (improved or unimproved), and any other property associated with it, in every way that an individual who owned the same property might lawfully deal with it, including (in addition to all other powers granted elsewhere in this instrument that are applicable to such real estate), but not limited to, the power to plat or subdivide (including the dedication of parks, easements, streets, or highways, with or without consideration), or to obtain the vacation of a plat, and to adjust boundaries; to submit property to a condominium project and do all acts necessary in connection therewith; to grant options to purchase or to lease; to construct buildings or to alter or remove buildings, and make such improvements to real property as the Trustee determines to be appropriate (including improvements not situated directly on the particular real property); to grant easements or charges of any kind, and to release any interest in the property; to abandon or demolish any property deemed by the Trustee to be worthless or of insufficient value to keep or protect; to abstain from the payment of taxes, assessments, repairs, maintenance or upkeep; to permit any interest in the property to be lost by tax sale or other proceedings or to convey any such interest in the property for a nominal consideration or without consideration;

            (s) Reserves. Establish cash reserves from rental income for depreciation, obsolescence, general maintenance of buildings and other property associated with any real estate, or the amortization of indebtedness secured by real estate, in such amounts and at such times as the Trustee may determine to be appropriate to preserve the assets of the trust and the income produced by those assets;

            (t) Business Interests. Invest in and retain any interest in a business without liability for any losses incurred or for depreciation in the value of the assets thereof; transfer the assets of any business, or any real estate (improved or unimproved) and any other property associated with the real estate, to a corporation, partnership (as a limited or general partner), or joint venture, formed by the Trustee (alone or with others) for any purpose that would be proper under this Agreement; receive compensation as a director, officer, owner or partner of any business so acquired, retained or transferred; consent to the retention of corporate earnings to provide for reasonable working capital or legitimate reserves and to provide funds for expansion or any other legitimate business purpose; consent to the adoption by the corporation of a profit-sharing, pension, stock option, or other deferred compensation plan; and continue any such business until such time as the Trustee determines that such business should be sold or liquidated to promote the interests of the beneficiaries of the trust, and at that time to take any action that may be required to liquidate or sell any such business on the terms and conditions that the Trustee believes proper or advisable;

            (u) Business Powers. The Trustee shall have the power to cause, or to join with others in causing, a business corporation, partnership (whether limited or general), joint venture, or any other business enterprise to be formed under the laws of the State of Michigan or of any other jurisdiction with authority to issue such securities or interests as the Trustee shall determine, and to convey to any such corporation, partnership, joint venture or enterprise all or any part of the real or personal property in the Trustee's possession or control or in which the Trustee may have any interest, and to accept, divide, and distribute the securities or interests of any such corporation, partnership, joint venture or enterprise received therefor among the trusts created hereunder in such proportions as the Trustee shall determine, and to act as or to select the directors of any such corporation or managing partner of any such partnership, joint venture, or other enterprise and to make such other arrangements in respect thereof as the Trustee shall deem proper. If any real property which the Trustee shall desire to convey to any such corporation, partnership, joint venture or enterprise shall be subject to a mortgage, the Trustee is empowered to make all such contracts, agreements, or other arrangements with any such corporation, partnership, joint venture or enterprise for the discharge of any such mortgage and for the exoneration of the Trustee and any trust concerned from liability thereon as the Trustee shall deem proper, whether by the cancellation of any such mortgage, the assumption thereof, or the substitution therefor of mortgages to be given in lieu thereof by such corporations, partnership, joint venture or enterprise, or otherwise.

            v) Environmental Investigation and Remediation. Use and expend trust funds: (i) to conduct an environmental investigation of trust property which the Trustee in its discretion determines is necessary to comply with environmental laws; (ii) to take appropriate remedial action to contain, clean up or remove any actual or threatened environmental hazard, to conduct site restoration work on the trust property and to notify the appropriate authorities either on the Trustee's own accord or in response to an actual or threatened violation of Environmental Laws; and (iii) to institute legal proceedings, claims and demands concerning environmental hazards, contamination or condition of trust property, or to contest, pay, compromise, settle or comply with legal proceedings, claims, demands, orders, penalties, fines and damages brought or imposed by government authorities or by private litigants.

            4.2 Limitations on Exercise of Powers. None of the powers granted to the Trustees shall be exercisable by a Trustee during the lifetime of the Grantor or the Grantor's spouse if the possession of such a power by that Trustee would cause the Grantor or the Grantor's spouse to be treated as the owner of any portions of the trusts created herein for Federal income tax purposes. All of such powers shall be exercised only by a Trustee who is not precluded from exercising such powers. If the application of this provision disqualifies all of the Trustees then acting from exercising a particular power, a successor Trustee who is not so disqualified from exercising the power shall be selected as provided in this Agreement. No power granted to the Trustee hereunder shall be construed to enable the Grantor or any other person to purchase, exchange, or otherwise deal with or dispose of the principal or the income therefrom for less than an adequate consideration in money or money's worth. The Trustee shall not have the power to loan money, whether directly or indirectly, to the Grantor or the spouse of the Grantor; nor shall any principal or income of the Trust be distributed by the Trustee in such a manner as to discharge the Grantor's legal obligation of support or to benefit the Grantor either directly or indirectly; nor shall the Trustee use the income or principal of the Trust to pay premiums on the life of the Grantor or the Grantor's spouse. Any power granted herein may be released by a Trustee, in whole or in part, or it may be restricted in scope, permanently or for a specified period of time (which may be measured by reference to the life span of any person). Such release or restriction shall be in writing, signed by the Trustee who is releasing or restricting the power, and it shall define the scope of the power after the release or restriction. Such a release or restriction may occur as many times as a Trustee deems it necessary. In determining whether any power granted by this Agreement is limited by the provisions of this section or whether to release or restrict any power, the Trustee shall rely upon the advice of legal counsel; no Trustee shall be liable because of any action taken by that Trustee in good faith in reliance upon any such advice. No person who is serving as a Trustee may participate in the exercise of any power granted to the Trustee with respect to a discretionary distribution of principal or income, any administrative power

(including tax elections), or any other type of power or discretion (other than an expressly granted power of appointment or withdrawal) if the exercise of that power discharges, directly or indirectly, a legal obligation of that person, or may in any way affect a right or a potential right of that person, confer upon that person any kind of benefit, or cause all or any part of the Trust that is subject to the power or any other trust to be included in that person's estate, or cause the person to have made a taxable gift. All of such powers shall be exercised only by a Trustee who is not precluded from exercising such power. If the application of this provision disqualifies all of the Trustees then acting from exercising a particular power, a successor Trustee who is not so disqualified from exercising the power shall be selected as provided in this Agreement.

            4.4 Securities Transactions; Margin Accounts. The Trustee is authorized to buy, sell and trade in securities of any nature (including commodities, option contracts and "short" sales) for cash or on margin, and to maintain and operate margin accounts with brokers.

            4.5 Co-Trustees; Delegation of Powers. Whenever there are two Trustees, they shall act jointly; whenever there are more than two Trustees they shall act by a majority. Whenever there is more than one trustee, a Trustee may delegate, by a written instrument, the power to sign checks or withdrawal orders and any other power or discretion to a co-trustee for a period of one year or less at a time and may revoke or renew such delegation from time to time; but no power or discretion may be delegated to a trustee who is not permitted by this Agreement to exercise it. A person dealing with any trustee may rely upon a copy of such a written delegation if that Trustee certifies that it is a true copy and that the delegation has not been revoked.

                                                                       EXHIBIT 4

                  SECTION IV. TRUSTEE'S POWERS AND OBLIGATIONS

      4.1 Powers of Trustee. The Trustee may exercise the following powers and apply the following rules of administration without the prior leave or subsequent confirmation of any court but may do so only in a fiduciary capacity and in the interests of the beneficiaries in accordance with the general standards of trust administration imposed upon trustees. In general, until the final distribution of the assets of the trust created by this Agreement, the Trustee shall have the power to perform every act which a prudent man would perform to accomplish the purposes of the trust, including, but not limited to, the power to:

            (a) Retain Property. Retain the property initially transferred to the Trustee or any other property that subsequently may be given to the trust;

            (b) Invest. Invest and reinvest the principal of the trust in securities and other property, real or personal, tangible or intangible, without regard to the proportion such property or property of a similar character may bear to the entire amount of the trust, and without being limited to the classes of investments in which trustees are or may be authorized by statute or other rule of law to invest trust funds, and to deposit funds in a bank, including a bank operated by or affiliated with a corporate trustee, or in a savings and loan association, including a temporary deposit not at interest if considered desirable by the Trustee to facilitate reinvestment;

            (c) Mingle Assets. Hold the assets of two or more separate trusts created by this Agreement as an undivided whole for investment purposes and for economy of administration;

            (d) Nominee. Carry in the name of a nominee, securities or other property requiring or permitting of registration, but the Trustee shall be liable for any loss that would not have occurred had the property not been in the name of the nominee;

            (e) Securities. Vote any corporate stock belonging to the trust either in person or by proxy; exercise any option or privilege to convert any security belonging to the trust into other securities, like or unlike; exercise any privilege to subscribe for additional securities and to make payment for the same; participate, unite or join in any plan for consolidation, merger, dissolution, liquidation or reorganization of any kind with respect to any corporate stock which belongs to the trust and to do all things necessary and incidental thereto;

            (f) Principal and Income. As to all trusts created by this Agreement, the Trustee may allocate or apportion receipts and disbursements to or between principal and income in any manner consistent with appropriate accounting principles that the Trustee considers fair and reasonable to the income beneficiary and to the remainderman, without being bound by any local practice or rule of law (statutory or nonstatutory), and the Trustee's determinations as to these matters shall be final and binding on all interested parties. If the Trustee is in doubt as to the method to choose for allocating or apportioning any receipt or disbursement, such doubt shall be resolved in favor of the income beneficiary;

            (g) Borrow. Borrow money (but only for the benefit of the trust) and to secure such loan by pledge or mortgage of trust property and to renew existing loans;

            (h) Claims. Compromise, abandon, submit to arbitration, sue on or defend all claims in favor of or against the trust;

            (i) Sell. Sell, exchange, convey, partition, lease for terms longer or shorter than the trust, with or without option to purchase or renew, or otherwise dispose of any property at any time held by the Trustee, publicly or privately, upon such terms and conditions, including extension of credit in whole or in part, as the Trustee may deem proper, and the purchaser thereof shall not be required to see to the application of the proceeds;

            (j) Insure. Insure the assets of the trust against damage or loss, and the Trustee against liability with respect to third persons;

            (k) Administration Expenses. Incur and pay from the income or principal of the trust all reasonable expenses in connection with the administration of this trust, including a reasonable compensation for any advisors and agents and for any bank or corporate trustee;

            (l) Employ Advisors. Employ attorneys, accountants, investment advisors and other advisors and agents, including persons associated with a corporate trustee, to advise or assist the Trustee in the performance of its administrative duties; to act without independent investigation upon their recommendations; and instead of acting personally to employ one or more agents to perform any act of administration, whether or not discretionary;

            (m) Distribution in Kind. Distribute property in cash or in kind or partly in each, in divided or undivided interests. All distributions in kind shall be made on the basis of the property's fair market value as of the date of distribution. The Trustee need not distribute a pro rata share of each asset or of each trust to two or more distributees even though their shares may be composed differently as a result. In selecting any asset to be sold or to be distributed to a particular distributee, the Trustee shall consider all of the factors that the Trustee believes will contribute to the best interests of the Trust and its beneficiaries as a whole, including, but not limited to, investment and liquidity factors affecting the Trust or any beneficiary, and any present or future tax effect of any kind on the Trust or any beneficiary. Any decision made by the Trustee, including the weight to be accorded each factor, shall be final and binding upon all parties.

            (n) Beneficiaries Under Disabilities. Make payment of income or principal payable to or for the benefit of any beneficiary who may be under a legal disability, or who is unable in the opinion of the Trustee wisely to use or disburse such income or principal even though that beneficiary may not be under a legal disability as such, by making such payments either directly to such beneficiary, or to his guardian or a relative, or by applying it for the use and benefit of such beneficiary, and all such payments shall result in a full discharge to the Trustee as to the amount paid;

            (o) Tax Elections. Make such elections and decisions with respect to all tax matters that are necessary from time to time, being guided in such determinations by the minimization of taxes imposed upon the trust and its beneficiaries and by other factors the Trustee may deem relevant in determining the best interests of the trust and its beneficiaries as a whole; the Trustee may make such adjustments between beneficiaries as the Trustee deems appropriate to compensate for any shifting of interests or tax benefit between beneficiaries that may occur either as a result of such determinations or as a result of the imposition of Federal income tax or any other tax upon the Trustee or any beneficiary as a result of a transaction involving, or a distribution from, the trust, but the Trustee shall not be required to make such adjustments except as provided in the next sentence; all such elections, decisions, and determinations to adjust or not to adjust, shall be final and binding upon all parties.

            (p) Inventory Values. The Trustee may assign to each trust asset an inventory value that the Trustee considers proper, and may adjust the inventory value of any asset from time to time in a manner consistent with appropriate accounting principles that the Trustee considers fair and reasonable to the income beneficiary and to the remainderman except that they shall use the value established for Federal gift tax purposes as the inventory value for any property given to the Trustee;

            (q) Delayed Income. No income beneficiary or his estate shall be entitled to delayed income from the net proceeds of any asset that is considered "underproductive" under the Revised Uniform Principal and Income Act or any amendment thereto, or any comparable statute or rule of law;

            (r) Real Property. Deal with, manage and develop all or any part of any real property that may be owned by the trust (improved or unimproved), and any other property associated with it, in every way that an individual who owned the same property might lawfully deal with it, including (in addition to all other powers granted elsewhere in this instrument that are applicable to such real estate), but not limited to, the power to plat or subdivide (including the dedication of parks, easements, streets, or highways, with or without consideration), or to obtain the vacation of a plat, and to adjust boundaries; to submit property to a condominium project and do all acts necessary in connection therewith; to grant options to purchase or to lease; to construct buildings or to alter or remove buildings, and make such improvements to real property as the Trustee determines to be appropriate (including improvements not situated directly on the particular real property); to grant easements or charges of any kind, and to release any interest in the property; to abandon or demolish any property deemed by the Trustee to be worthless or of insufficient value to keep or protect; to abstain from the payment of taxes, assessments, repairs, maintenance or upkeep; to permit any interest in the property to be lost by tax sale or other proceedings or to convey any such interest in the property for a nominal consideration or without consideration;

            (s) Reserves. Establish cash reserves from rental income for depreciation, obsolescence, general maintenance of buildings and other property associated with any real estate, or the amortization of indebtedness secured by real estate, in such amounts and at such times as the Trustee may determine to be appropriate to preserve the assets of the trust and the income produced by those assets;

            (t) Business Interests. Invest in and retain any interest in a business without liability for any losses incurred or for depreciation in the value of the assets thereof; transfer the assets of any business, or any real estate (improved or unimproved) and any other property associated with the real estate, to a corporation, partnership (as a limited or general partner), or joint venture, formed by the Trustee (alone or with others) for any purpose that would be proper under this Agreement; receive compensation as a director, officer, owner or partner of any business so acquired, retained or transferred; consent to the retention of corporate earnings to provide for reasonable working capital or legitimate reserves and to provide funds for expansion or any other legitimate business purpose; consent to the adoption by the corporation of a profit-sharing, pension, stock option, or other deferred compensation plan; and continue any such business until such time as the Trustee determines that such business should be sold or liquidated to promote the interests of the beneficiaries of the trust, and at that time to take any action that may be required to liquidate or sell any such business on the terms and conditions that the Trustee believes proper or advisable;

            (u) Business Powers. The Trustee shall have the power to cause, or to join with others in causing, a business corporation, partnership (whether limited or general), joint venture, or any other business enterprise to be formed under the laws of the State of Michigan or of any other jurisdiction with authority to issue such securities or interests as the Trustee shall determine, and to convey to any such corporation, partnership, joint venture or enterprise all or any part of the real or personal property in the Trustee's possession or control or in which the Trustee may have any interest, and to accept, divide, and distribute the securities or interests of any such corporation, partnership, joint venture or enterprise received therefor among the trusts created hereunder in such proportions as the Trustee shall determine, and to act as or to select the directors of any such corporation or managing partner of any such partnership, joint venture, or other enterprise and to make such other arrangements in respect thereof as the Trustee shall deem proper. If any real property which the Trustee shall desire to convey to any such corporation, partnership, joint venture or enterprise shall be subject to a mortgage, the Trustee is empowered to make all such contracts, agreements, or other arrangements with any such corporation, partnership, joint venture or enterprise for the discharge of any such mortgage and for the exoneration of the Trustee and any trust concerned from liability thereon as the Trustee shall deem proper, whether by the cancellation of any such mortgage, the assumption thereof, or the substitution therefor of mortgages to be given in lieu thereof by such corporations, partnership, joint venture or enterprise, or otherwise.

            (v) Environmental Investigation and Remediation. Use and expend trust funds: (i) to conduct an environmental investigation of trust property which the Trustee in its discretion determines is necessary to comply with environmental laws; (ii) to take appropriate remedial action to contain, clean up or remove any actual or threatened environmental hazard, to conduct site restoration work on the trust property and to notify the appropriate authorities either on the Trustee's own accord or in response to an actual or threatened violation of Environmental Laws; and (iii) to institute legal proceedings, claims and demands concerning environmental hazards, contamination or condition of trust property, or to contest, pay, compromise, settle or comply with legal proceedings, claims, demands, orders, penalties, fines and damages brought or imposed by government authorities or by private litigants.



            4.2 Limitations on Exercise of Powers. None of the powers granted to the Trustees shall be exercisable by a Trustee during the lifetime of the Grantor or the Grantor's spouse if the possession of such a power by that Trustee would cause the Grantor or the Grantor's spouse to be treated as the owner of any portions of the trusts created herein for Federal income tax purposes. All of such powers shall be exercised only by a Trustee who is not precluded from exercising such powers. If the application of this provision disqualifies all of the Trustees then acting from exercising a particular power, a successor Trustee who is not so disqualified from exercising the power shall be selected as provided in this Agreement. No power granted to the Trustee hereunder shall be construed to enable the Grantor or any other person to purchase, exchange, or otherwise deal with or dispose of the principal or the income therefrom for less than an adequate consideration in money or money's worth. The Trustee shall not have the power to loan money, whether directly or indirectly, to the Grantor or the spouse of the Grantor; nor shall any principal or income of the Trust be distributed by the Trustee in such a manner as to discharge the Grantor's legal obligation of support or to benefit the Grantor either directly or indirectly; nor shall the Trustee use the income or principal of the Trust to pay premiums on the life of the Grantor or the Grantor's spouse. Any power granted herein may be released by a Trustee, in whole or in part, or it may be restricted in scope, permanently or for a specified period of time (which may be measured by reference to the life span of any person). Such release or restriction shall be in writing, signed by the Trustee who is releasing or restricting the power, and it shall define the scope of the power after the release or restriction. Such a release or restriction may occur as many times as a Trustee deems it necessary. In determining whether any power granted by this Agreement is limited by the provisions of this section or whether to release or restrict any power, the Trustee shall rely upon the advice of legal counsel; no Trustee shall be liable because of any action taken by that Trustee in good faith in reliance upon any such advice. No person who is serving as a Trustee may participate in the exercise of any power granted to the Trustee with respect to a discretionary distribution of principal or income, any administrative power

(including tax elections), or any other type of power or discretion (other than an expressly granted power of appointment or withdrawal) if the exercise of that power discharges, directly or indirectly, a legal obligation of that person, or may in any way affect a right or a potential right of that person, confer upon that person any kind of benefit, or cause all or any part of the Trust that is subject to the power or any other trust to be included in that person's estate, or cause the person to have made a taxable gift. All of such powers shall be exercised only by a Trustee who is not precluded from exercising such power. If the application of this provision disqualifies all of the Trustees then acting from exercising a particular power, a successor Trustee who is not so disqualified from exercising the power shall be selected as provided in this Agreement.

            4.4 Securities Transactions; Margin Accounts. The Trustee is authorized to buy, sell and trade in securities of any nature (including commodities, option contracts and "short" sales) for cash or on margin, and to maintain and operate margin accounts with brokers.

            4.5 Co-Trustees; Delegation of Powers. Whenever there are two Trustees, they shall act jointly; whenever there are more than two Trustees they shall act by a majority. Whenever there is more than one trustee, a Trustee may delegate, by a written instrument, the power to sign checks or withdrawal orders and any other power or discretion to a co-trustee for a period of one year or less at a time and may revoke or renew such delegation from time to time; but no power or discretion may be delegated to a trustee who is not permitted by this Agreement to exercise it. A person dealing with any trustee may rely upon a copy of such a written delegation if that Trustee certifies that it is a true copy and that the delegation has not been revoked.

                                                                       EXHIBIT 5

                                  NEERJA SETHI
                           IRREVOCABLE TRUST AGREEMENT

      THIS AGREEMENT, made this 27th day of December, 2004, between NEERJA SETHI of Fisher Island, Florida (herein referred to as "GRANTOR"), and BHARAT DESAI of Fisher Island, Florida, and PARASHAR RANADE of 1500 Bay Road, Apt 764, Miami Beach, Florida 33139 (herein collectively referred to as "TRUSTEE").

                                   ARTICLE IV
                            ADMINISTRATIVE PROVISIONS

      The following provisions shall apply to the Trust Estate and to each trust under this Agreement:

      A. Accrued and/or Undistributed Income. Income received after the last income payment date and undistributed at the termination of any estate or interest shall, together with any accrued income be paid by Trustee as income to the persons entitled to the next successive interest in the proportions in which they take that interest.

      B. Powers. Trustee shall hold, manage, care for and protect the Trust Estate and shall have the following powers and, except to the extent inconsistent herewith, those now or hereafter conferred by law:

            1. To retain any property originally constituting the trust or subsequently added thereto, although not a type, quality, or diversification considered proper for trust investment;

            2. To invest and reinvest in any and all kinds of securities, domestic or foreign, including common and preferred stocks, bonds, debentures, notes, commodity contracts, mortgages and options on property; and money market funds, commercial paper, repurchase agreements, United States Treasury obligations, certificates of deposit, savings accounts, checking accounts and any other cash investment medium and investment trusts and in common trust funds and any real property; and any personal or mixed property; and any business, mining or farming operation or other venture; or in any other interest or investment medium, including the purchase of insurance on the life of any individual including Grantor, even if such investment would not be of a character authorized by applicable law but for this provisions, all without diversification as to kind or amount, without being restricted in any way by any statute or court decision (now or hereafter existing) regulating or limiting investments by fiduciaries;

            3. To cause any securities or other property, real or personal, belonging to the trust to be held or registered in Trustee's name or in the name of a nominee or in such other form as Trustee deems best without disclosing the trust relationship;

            4. To vote in person or by general or limited proxy, or refrain from voting, any corporate securities for any purpose to exercise or sell any subscription or conversion rights to consent to and join in or oppose any voting trusts, reorganizations, consolidations, mergers, foreclosures and liquidations and in connection therewith to deposit securities and accept and hold other securities or property received therefore;

            5. To lease property for any period of time through commencing in the future or extending beyond the term of the trust;

            6. To borrow money from any lender, including a Trustee hereunder individually, extend or renew any existing indebtedness and mortgage or pledge any property in trust;

            7. To sell at public or private sale, contract to sell, convey, exchange, transfer and otherwise deal with the trust property and any reinvestments thereof from time to time for such price and upon such terms as Trustee deems proper;

            8. To employ agents, attorneys and proxies and to delegate to them such powers as Trustee considers desirable and to pay reasonable compensation for their services;

            9. To compromise, contest, prosecute or abandon claims in favor of or against the trust and to agree to any recision or modification of any contract or agreement;

            10. To distribute income and principal in cash or in kind, or in partly in each, and to allocate or distribute undivided interests or different assets or disproportionate interests in assets and to value the trust property and to sell any part or all thereof in order to make allocation or distribution. No adjustment shall be made to compensate for a disproportionate allocation of unrealized gain for Federal income tax purposes. No action taken by Trustee pursuant to this paragraph shall be subject to question by any beneficiary;

            11. To deal with, purchase assets from, or make loans to, the fiduciary of Grantor's estate, any trust made by Grantor or Grantor's spouse, though a Trustee hereunder is such fiduciary, and to retain any property so purchased;

            12. To deposit funds in another department or any corporate trustee hereunder or in a bank that is affiliated with any such corporate trustee;

            13. To maintain reasonable reserves out of income (when sufficient principal cash is not available) for depreciation, depletion, mortgage amortization, obsolescence, taxes and special assessments, repair and alteration of any real property and improvements which are assets of the trust;

            14. To perform other acts necessary or appropriate for the proper administration of the trust, execute and deliver necessary instruments and give full receipts and discharges.

      C. Trustee Succession

            1. The term "Trustee" refers to the individual and/or corporation that (at the relevant time of inquiry) possesses the powers, duties and responsibilities of administering this Agreement.

            2. A Trustee may resign at any time by written notice to Grantor, if living, otherwise to each beneficiary then eligible to receive or have benefit of the income from the Trust.

            3. At all times there shall be at least two trustees. If a Trustee resigns or fails to act, the Grantor may appoint, or provide a method of appointing, any individual (other than the Grantor), bank or trust company (qualified to accept trusts) as alternate and/or successor Trustee by written instrument (including an individual's Last Will and Testament duly admitted to probate).

      If at any time a Trustee is serving and there is no designated successor Trustee, then such serving Trustee may appoint any individual (other than the Grantor), bank or trust company (qualified to accept trusts) as alternate and/or successor Trustee by written instrument (including an individual's Last Will and Testament duly admitted to probate). If at any time there is no Trustee acting or appointed to act hereunder, then the beneficiary or a majority in interest of the beneficiaries then entitled to receive or have benefit of the income from the Trust, shall appoint as successor Trustee, by written instrument, any individual (other than the Grantor), bank or trust company (qualified to accept trusts).

            4. Every successor Trustee shall have all the powers given the originally named Trustee. No successor Trustee shall be personally liable for any act or omission of any predecessor. With the approval of Grantor, if living, otherwise of the beneficiary or a majority in interest of the beneficiaries eligible to receive or have the benefit of the income from the trust, a successor Trustee may accept the account rendered and the property received as a full and complete discharge to a predecessor Trustee without incurring any liability.

            5. The parent, guardian, or conservator of a beneficiary under disability shall receive notice and have authority to act for such beneficiary under this section.

            6. No Trustee wherever acting shall be required to give bond or surety or be appointed by or account for the administration of any trust to any court.

            7. Whenever there are two Trustees, they shall act jointly, whenever there are more than two Trustees they shall act by a majority.

      D. Accounting and Compensation. Trustee shall render an account of receipts and disbursements at least annually to each adult income beneficiary. Trustee shall be reimbursed for all reasonable expenses incurred in the management and protection of the trust, and any Trustee may receive reasonable compensation for services, unless waived or renounced by such Trustee. The compensation of any corporate Trustee shall be in accordance with its schedule of fees in effect from time to time.

      E. Discretion and Special Limitations.

            1. The exercise by any Trustee of the discretionary powers herein granted with respect to any property given hereunder of the payment, application or accumulation of income or the payment or application of principal of any trust created hereunder shall be final and conclusive upon all persons interested hereunder and shall not be subject to any review whatsoever.

            2. It is Grantor's intention that Trustee shall have the greatest latitude in exercising such discretionary powers, and that the person or persons entitled to receive the Trust Estate of any trust created hereunder shall upon the termination of such trust be entitled only to such Trust Estate as may remain after the last exercise of such continuing discretionary powers.

      F. Trust Termination. Trustee, in the exercise of absolute discretion, may terminate this trust and transfer and pay over the then remaining principal of this Trust, together with any accrued and undistributed income, to the Beneficiary.

                                                                       EXHIBIT 6

                                  BHARAT DESAI
                           IRREVOCABLE TRUST AGREEMENT

      THIS AGREEMENT, made this 27th day of December, 2004, between BHARAT DESAI of Fisher Island, Florida (herein referred to as "GRANTOR"), and NEERJA SETHI of Fisher Island, Florida, and PARASHAR RANADE of 1500 Bay Road, Apt 764, Miami Beach, Florida 33139 (herein collectively referred to as "TRUSTEE").

                                   ARTICLE IV
                            ADMINISTRATIVE PROVISIONS

      The following provisions shall apply to the Trust Estate and to each trust under this Agreement:

      A. Accrued and/or Undistributed Income. Income received after the last income payment date and undistributed at the termination of any estate or interest shall, together with any accrued income be paid by Trustee as income to the persons entitled to the next successive interest in the proportions in which they take that interest.

      B. Powers. Trustee shall hold, manage, care for and protect the Trust Estate and shall have the following powers and, except to the extent inconsistent herewith, those now or hereafter conferred by law:

            1. To retain any property originally constituting the trust or subsequently added thereto, although not a type, quality, or diversification considered proper for trust investment;

            2. To invest and reinvest in any and all kinds of securities, domestic or foreign, including common and preferred stocks, bonds, debentures, notes, commodity contracts, mortgages and options on property; and money market funds, commercial paper, repurchase agreements, United States Treasury obligations, certificates of deposit, savings accounts, checking accounts and any other cash investment medium and investment trusts and in common trust funds and any real property; and any personal or mixed property; and any business, mining or farming operation or other venture; or in any other interest or investment medium, including the purchase of insurance on the life of any individual including Grantor, even if such investment would not be of a character authorized by applicable law but for this provisions, all without diversification as to kind or amount, without being restricted in any way by any statute or court decision (now or hereafter existing) regulating or limiting investments by fiduciaries;

            3. To cause any securities or other property, real or personal, belonging to the trust to be held or registered in Trustee's name or in the name of a nominee or in such other form as Trustee deems best without disclosing the trust relationship;

            4. To vote in person or by general or limited proxy, or refrain from voting, any corporate securities for any purpose to exercise or sell any subscription or conversion rights to consent to and join in or oppose any voting trusts, reorganizations, consolidations, mergers, foreclosures and liquidations and in connection therewith to deposit securities and accept and hold other securities or property received therefore;

            5. To lease property for any period of time through commencing in the future or extending beyond the term of the trust;

            6. To borrow money from any lender, including a Trustee hereunder individually, extend or renew any existing indebtedness and mortgage or pledge any property in trust;

            7. To sell at public or private sale, contract to sell, convey, exchange, transfer and otherwise deal with the trust property and any reinvestments thereof from time to time for such price and upon such terms as Trustee deems proper;

            8. To employ agents, attorneys and proxies and to delegate to them such powers as Trustee considers desirable and to pay reasonable compensation for their services;

            9. To compromise, contest, prosecute or abandon claims in favor of or against the trust and to agree to any recision or modification of any contract or agreement;

            10. To distribute income and principal in cash or in kind, or in partly in each, and to allocate or distribute undivided interests or different assets or disproportionate interests in assets and to value the trust property and to sell any part or all thereof in order to make allocation or distribution. No adjustment shall be made to compensate for a disproportionate allocation of unrealized gain for Federal income tax purposes. No action taken by Trustee pursuant to this paragraph shall be subject to question by any beneficiary;

            11. To deal with, purchase assets from, or make loans to, the fiduciary of Grantor's estate, any trust made by Grantor or Grantor's spouse, though a Trustee hereunder is such fiduciary, and to retain any property so purchased;

            12. To deposit funds in another department or any corporate trustee hereunder or in a bank that is affiliated with any such corporate trustee;

            13. To maintain reasonable reserves out of income (when sufficient principal cash is not available) for depreciation, depletion, mortgage amortization, obsolescence, taxes and special assessments, repair and alteration of any real property and improvements which are assets of the trust;

            14. To perform other acts necessary or appropriate for the proper administration of the trust, execute and deliver necessary instruments and give full receipts and discharges.

      C. Trustee Succession

            1. The term "Trustee" refers to the individual and/or corporation that (at the relevant time of inquiry) possesses the powers, duties and responsibilities of administering this Agreement.

            2. A Trustee may resign at any time by written notice to Grantor, if living, otherwise to each beneficiary then eligible to receive or have benefit of the income from the Trust.

            3. At all times there shall be at least two trustees. If a Trustee resigns or fails to act, the Grantor may appoint, or provide a method of appointing, any individual (other than the Grantor), bank or trust company (qualified to accept trusts) as alternate and/or successor Trustee by written instrument (including an individual's Last Will and Testament duly admitted to probate).

      If at any time a Trustee is serving and there is no designated successor Trustee, then such serving Trustee may appoint any individual (other than the Grantor), bank or trust company (qualified to accept trusts) as alternate and/or successor Trustee by written instrument (including an individual's Last Will and Testament duly admitted to probate). If at any time there is no Trustee acting or appointed to act hereunder, then the beneficiary or a majority in interest of the beneficiaries then entitled to receive or have benefit of the income from the Trust, shall appoint as successor Trustee, by written instrument, any individual (other than the Grantor), bank or trust company (qualified to accept trusts).

            4. Every successor Trustee shall have all the powers given the originally named Trustee. No successor Trustee shall be personally liable for any act or omission of any predecessor. With the approval of Grantor, if living, otherwise of the beneficiary or a majority in interest of the beneficiaries eligible to receive or have the benefit of the income from the trust, a successor Trustee may accept the account rendered and the property received as a full and complete discharge to a predecessor Trustee without incurring any liability.

            5. The parent, guardian, or conservator of a beneficiary under disability shall receive notice and have authority to act for such beneficiary under this section.

            6. No Trustee wherever acting shall be required to give bond or surety or be appointed by or account for the administration of any trust to any court.

            7. Whenever there are two Trustees, they shall act jointly, whenever there are more than two Trustees they shall act by a majority.

      D. Accounting and Compensation. Trustee shall render an account of receipts and disbursements at least annually to each adult income beneficiary. Trustee shall be reimbursed for all reasonable expenses incurred in the management and protection of the trust, and any Trustee may receive reasonable compensation for services, unless waived or renounced by such Trustee. The compensation of any corporate Trustee shall be in accordance with its schedule of fees in effect from time to time.

      E. Discretion and Special Limitations.

            1. The exercise by any Trustee of the discretionary powers herein granted with respect to any property given hereunder of the payment, application or accumulation of income or the payment or application of principal of any trust created hereunder shall be final and conclusive upon all persons interested hereunder and shall not be subject to any review whatsoever.

            2. It is Grantor's intention that Trustee shall have the greatest latitude in exercising such discretionary powers, and that the person or persons entitled to receive the Trust Estate of any trust created hereunder shall upon the termination of such trust be entitled only to such Trust Estate as may remain after the last exercise of such continuing discretionary powers.

      F. Trust Termination. Trustee, in the exercise of absolute discretion, may terminate this trust and transfer and pay over the then remaining principal of this Trust, together with any accrued and undistributed income, to the Beneficiary.

                                                                       EXHIBIT 7

                                  BHARAT DESAI
                           IRREVOCABLE TRUST AGREEMENT

      THIS AGREEMENT, made this 28th day of December, 2004, between BHARAT DESAI of Fisher Island, Florida (herein referred to as "GRANTOR"), and NEERJA SETHI of Fisher Island, Florida, and PARASHAR RANADE of 1500 Bay Road, Apt 764, Miami Beach, Florida 33139 (herein collectively referred to as "TRUSTEE").

                                   ARTICLE IV
                            ADMINISTRATIVE PROVISIONS

      The following provisions shall apply to the Trust Estate and to each trust under this Agreement:

      A. Accrued and/or Undistributed Income. Income received after the last income payment date and undistributed at the termination of any estate or interest shall, together with any accrued income be paid by Trustee as income to the persons entitled to the next successive interest in the proportions in which they take that interest.

      B. Powers. Trustee shall hold, manage, care for and protect the Trust Estate and shall have the following powers and, except to the extent inconsistent herewith, those now or hereafter conferred by law:

            1. To retain any property originally constituting the trust or subsequently added thereto, although not a type, quality, or diversification considered proper for trust investment;

            2. To invest and reinvest in any and all kinds of securities, domestic or foreign, including common and preferred stocks, bonds, debentures, notes, commodity contracts, mortgages and options on property; and money market funds, commercial paper, repurchase agreements, United States Treasury obligations, certificates of deposit, savings accounts, checking accounts and any other cash investment medium and investment trusts and in common trust funds and any real property; and any personal or mixed property; and any business, mining or farming operation or other venture; or in any other interest or investment medium, including the purchase of insurance on the life of any individual including Grantor, even if such investment would not be of a character authorized by applicable law but for this provisions, all without diversification as to kind or amount, without being restricted in any way by any statute or court decision (now or hereafter existing) regulating or limiting investments by fiduciaries;

            3. To cause any securities or other property, real or personal, belonging to the trust to be held or registered in Trustee's name or in the name of a nominee or in such other form as Trustee deems best without disclosing the trust relationship;

            4. To vote in person or by general or limited proxy, or refrain from voting, any corporate securities for any purpose to exercise or sell any subscription or conversion rights to consent to and join in or oppose any voting trusts, reorganizations, consolidations, mergers, foreclosures and liquidations and in connection therewith to deposit securities and accept and hold other securities or property received therefore;

            5. To lease property for any period of time through commencing in the future or extending beyond the term of the trust;

            6. To borrow money from any lender, including a Trustee hereunder individually, extend or renew any existing indebtedness and mortgage or pledge any property in trust;

            7. To sell at public or private sale, contract to sell, convey, exchange, transfer and otherwise deal with the trust property and any reinvestments thereof from time to time for such price and upon such terms as Trustee deems proper;

            8. To employ agents, attorneys and proxies and to delegate to them such powers as Trustee considers desirable and to pay reasonable compensation for their services;

            9. To compromise, contest, prosecute or abandon claims in favor of or against the trust and to agree to any recision or modification of any contract or agreement;

            10. To distribute income and principal in cash or in kind, or in partly in each, and to allocate or distribute undivided interests or different assets or disproportionate interests in assets and to value the trust property and to sell any part or all thereof in order to make allocation or distribution. No adjustment shall be made to compensate for a disproportionate allocation of unrealized gain for Federal income tax purposes. No action taken by Trustee pursuant to this paragraph shall be subject to question by any beneficiary;

            11. To deal with, purchase assets from, or make loans to, the fiduciary of Grantor's estate, any trust made by Grantor or Grantor's spouse, though a Trustee hereunder is such fiduciary, and to retain any property so purchased;

            12. To deposit funds in another department or any corporate trustee hereunder or in a bank that is affiliated with any such corporate trustee;

            13. To maintain reasonable reserves out of income (when sufficient principal cash is not available) for depreciation, depletion, mortgage amortization, obsolescence, taxes and special assessments, repair and alteration of any real property and improvements which are assets of the trust;

            14. To perform other acts necessary or appropriate for the proper administration of the trust, execute and deliver necessary instruments and give full receipts and discharges.

      C. Trustee Succession

            1. The term "Trustee" refers to the individual and/or corporation that (at the relevant time of inquiry) possesses the powers, duties and responsibilities of administering this Agreement.

            2. A Trustee may resign at any time by written notice to Grantor, if living, otherwise to each beneficiary then eligible to receive or have benefit of the income from the Trust.

            3. At all times there shall be at least two trustees. If a Trustee resigns or fails to act, the Grantor may appoint, or provide a method of appointing, any individual (other than the Grantor), bank or trust company (qualified to accept trusts) as alternate and/or successor Trustee by written instrument (including an individual's Last Will and Testament duly admitted to probate).

      If at any time a Trustee is serving and there is no designated successor Trustee, then such serving Trustee may appoint any individual (other than the Grantor), bank or trust company (qualified to accept trusts) as alternate and/or successor Trustee by written instrument (including an individual's Last Will and Testament duly admitted to probate). If at any time there is no Trustee acting or appointed to act hereunder, then the beneficiary or a majority in interest of the beneficiaries then entitled to receive or have benefit of the income from the Trust, shall appoint as successor Trustee, by written instrument, any individual (other than the Grantor), bank or trust company (qualified to accept trusts).

            4. Every successor Trustee shall have all the powers given the originally named Trustee. No successor Trustee shall be personally liable for any act or omission of any predecessor. With the approval of Grantor, if living, otherwise of the beneficiary or a majority in interest of the beneficiaries eligible to receive or have the benefit of the income from the trust, a successor Trustee may accept the account rendered and the property received as a full and complete discharge to a predecessor Trustee without incurring any liability.

            5. The parent, guardian, or conservator of a beneficiary under disability shall receive notice and have authority to act for such beneficiary under this section.

            6. No Trustee wherever acting shall be required to give bond or surety or be appointed by or account for the administration of any trust to any court.

            7. Whenever there are two Trustees, they shall act jointly, whenever there are more than two Trustees they shall act by a majority.

      D. Accounting and Compensation. Trustee shall render an account of receipts and disbursements at least annually to each adult income beneficiary. Trustee shall be reimbursed for all reasonable expenses incurred in the management and protection of the trust, and any Trustee may receive reasonable compensation for services, unless waived or renounced by such Trustee. The compensation of any corporate Trustee shall be in accordance with its schedule of fees in effect from time to time.

      E. Discretion and Special Limitations.

            1. The exercise by any Trustee of the discretionary powers herein granted with respect to any property given hereunder of the payment, application or accumulation of income or the payment or application of principal of any trust created hereunder shall be final and conclusive upon all persons interested hereunder and shall not be subject to any review whatsoever.

            2. It is Grantor's intention that Trustee shall have the greatest latitude in exercising such discretionary powers, and that the person or persons entitled to receive the Trust Estate of any trust created hereunder shall upon the termination of such trust be entitled only to such Trust Estate as may remain after the last exercise of such continuing discretionary powers.

      F. Trust Termination. Trustee, in the exercise of absolute discretion, may terminate this trust and transfer and pay over the then remaining principal of this Trust, together with any accrued and undistributed income, to the Beneficiary.